UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Protalix Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74365A309

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.     ☒ Rule 13d-1(b)

b.     ☐ Rule 13d-1(c)

c.     ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74365A309

1.	Names of Reporting Persons. UBS O’Connor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 941,176
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 941,176
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 941,176 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.0% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO; IA

This Amendment No. 4 is being filed jointly by the Reporting Person and amends the Schedule 13G initially filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2017, as amended by Amendment No. 1 thereto filed with the SEC on February 13, 2018, as amended by Amendment No. 2 thereto filed with the SEC on February 12, 2019, and as amended by Amendment No. 3 thereto filed with the SEC on February 13, 2020 (the “Schedule 13G”). This Amendment No. 4 is being filed solely to correct a typographical error in the number of shares of Common Stock previously reported as being beneficially owned by the Reporting Person.

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2019, the Reporting Person may have been deemed to have beneficial ownership of 941,176 shares of Common Stock issuable upon conversion of the GLEA Note, and all such shares of Common Stock represented beneficial ownership of approximately 6.0% of the Common Stock, based on (1) 14,838,229 shares of Common Stock outstanding as of November 1, 2019 as reported by the Issuer (as adjusted for the 1 for 10 reverse stock split effected by the Issuer on December 19, 2019), plus (2) 941,176 shares of Common Stock issuable upon conversion of the GLEA Note.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote: 941,176 .

(2) Shared power to vote or to direct the vote: 0 .

(3) Sole power to dispose or to direct the disposition of 941,176 .

(4) Shared power to dispose or to direct the disposition of 0 .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2020

UBS O’Connor LLC

By:	/s/ Michael Esposito
Name: Michael Esposito
Title: Deputy Chief Compliance Officer

By:	/s/ Christopher Smock
Name: Christopher Smock
Title: Senior Compliance Officer